EXHIBIT 99.1

For Immediate Release	Date: November 7, 2017
17-44-TR

Teck Named One of Canada’s Top 100 Employers

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) was named today as one of Canada’s Top 100 Employers for 2018 by Mediacorp. Canada’s Top Employers program recognizes companies for exceptional human resources programs and forward-thinking workplace policies.

“This award is a reflection of our talented and engaged employees whose commitment, enthusiasm and ability is critical to our ongoing success,” said Don Lindsay, President and CEO, Teck. “Teck is focused on building a culture of safety and employee engagement while supporting diversity, innovation and leadership development across our workforce.”

Editors at Mediacorp, Canada’s largest publisher of employment periodicals, grade employers on eight criteria, including training and skills development, vacation and time-off, and health, financial and family benefits. For more information about the Canada’s Top 100 Employers for 2018, including the full list and why Teck was selected, go to www.canadastop100.com/national/.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com